Exhibit 99.1
For Immediate Release
Acquisition of 40% Equity Interest in Beijing Eversun Technology Co., Ltd.

Beijing, China (December 14, 2009) – Qiao Xing Mobile Communication Co., Ltd. (NYSE: QXM) (‘‘QXM’’ or the “Company’’), a domestic manufacturer of mobile handsets in the People’s Republic of China (the “PRC”), today announced that it has entered into an agreement (the “Agreement”) to acquire 40% equity interest in Beijing Eversun Technology Co., Ltd. (“Eversun”) from two independent third parties (the “Vendors”).
Headquartered in Beijing, Eversun is an online and offline retailer of mobile handheld devices in the PRC. Eversun owns and operates an online shopping mall at www.TD12580.com that has been designated by various subsidiaries of China Mobile Limited (“China Mobile”) to engage in the online retail sale of 3G terminal products in the Guangdong, Henan, Hubei and Shaanxi provinces of the PRC. Such 3G terminal products, which include netbooks and mobile phones from well-known manufacturers such as Lenovo, Hewlett Packard, Dell, Samsung, LG, Motorola and Dopod, are mainly sold with bundled China Mobile’s TD-SCDMA services. In addition to online retail sales, Eversun is also currently engaged in the sale of 3G terminal products through a total of 49 retail stores owned by China Mobile in the Henan, Hubei and Shaanxi provinces.
Under the terms of the Agreement, QXM will acquire 40% equity interest in Eversun at a total consideration of RMB475 million, of which RMB400 million will be paid in cash and the balance by issuing new shares of the Company to the Vendors. The acquisition will consist of four tranches, each comprising the acquisition of 10% equity interest in Eversun.
The completion of the first tranche of the acquisition is subject to, amongst other things, satisfactory due diligence to be conducted by the Company and the entering into of a definitive share purchase agreement. The completion of the subsequent three tranches is conditional upon Eversun achieving certain operating, including sales network coverage, and financial targets. Upon completion of the four tranches of acquisition, it is expected that QXM will become the largest shareholder of Eversun.
In addition to the RMB475 million purchase consideration, QXM will also pay an additional amount of up to RMB150 million in aggregate to the Vendors in the event that Eversun achieves a successful initial public offering within three years of the completion of the acquisition.
“This acquisition provides us with an excellent opportunity to venture into the lucrative distribution business which can provide the Company with a new opportunity for growth,” said Zhiyang Wu, Chairman of the Company. “In addition, we also expect that we will be able to leverage on our relationship with Eversun to improve the sale of our own mobile handset products.”

About Qiao Xing Mobile Communication Co., Ltd.
Qiao Xing Mobile Communication Co., Ltd. is a domestic manufacturer of mobile handsets in China. The Company manufactures and sells mobile handsets based primarily on the GSM, TD-SCDMA, and WCDMA technologies. It operates its business primarily through CEC Telecom Co., Ltd., or CECT, its 96.6%-owned subsidiary in China. Through its manufacturing facility in Huizhou, Guangdong Province, China, and two research and development centers in Huizhou and Beijing, the Company develops, produces and markets a wide range of mobile handsets, with increasing focus on differentiated products that generally generate higher profit margins. For more information, please visit http://www.qxmc.com.
Safe Harbor Statement
This announcement contains forward-looking statements, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. In some cases, these forward-looking statements can be identified by words or phrases such as ‘‘aim,’’ ‘‘anticipate,’’ ‘‘believe,’’ ‘‘continue,’’ ‘‘estimate,’’ ‘‘expect,’’ ‘‘intend,’’ ‘‘is /are likely to,’’ ‘‘may,’’ ‘‘plan,’’ ‘‘potential,’’ ‘‘will’’ or other similar expressions. Statements that are not historical facts, including statements about QXM’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Information regarding these factors is included in our filings with the Securities and Exchange Commission. QXM does not undertake any obligation to update any forward-looking statement, except as required under applicable laws. All information provided in this press release is as of December 14, 2009, and QXM undertakes no duty to update such information, except as required under applicable laws.
For further information, contact:
Lucy Wang
Qiao Xing Mobile Communication Co., Ltd.
Tel: (8610) 82193883
Email: wangjinglu@cectelecom.com